Copper & Diamonds Arnaud Soirat Chief executive, Copper & Diamonds October 2018

Cautionary statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, including those on slide 5, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Safety and health come first Eliminating fatalities through the Critical Risk Management programme which continues to be embedded, including controls for critical health risks Preventing catastrophic events through our focus on process safety and the identification and management of controls for major hazards Reducing injuries through targeted hazard elimination campaigns Ongoing focus on mental health, wellbeing and fatigue management Fatality at Rio Tinto Fer et Titane in April 2018 Fatal assault on a security contractor at Richards Bay Minerals in July 2018 Fatality at Paraburdoo Iron Ore mine in August 2018 Continuing history of improvement in AIFR

©2018, Rio Tinto, All Rights Reserved Core strengths Building a sector-leading copper portfolio Simplified and focussed portfolio High quality Reserve & Resource base Technical synergies with diamonds Mine to market approach is delivering Productivity gains at Kennecott and OT Continued focus on cost efficiency Integrated commercial hubs Projects at OT and Kennecott on-track Production increase at Escondida Growth to market optimally timed Resolution progressing Integrated leadership model Long history of successful partnerships Some of the most productive operations at Rio Tinto with potential for further improvement Deep project study and execution expertise Block-caving know-how Portfolio Performance Growth

5

A global presence with high-quality growth options

Diavik, Canada (Diamonds)
- RT Share: 60%
- Partner: Dominion Diamond Mines ULC

Kennecott, US
- RT Share: 100%

Resolution, US
- RT Share: 55%
- Partner: BHP

Escondida, Chile
- RT Share: 30%
- Partners: BHP, JECO



Oyu Tolgoi, Mongolia
- RT Share: 33.5%[1]
- Partners: TRQ, GoM

Grasberg, Indonesia
- RT Share: 40%[2]
- Partner: Freeport

Argyle, Australia (Diamonds)
- RT Share: 100%

- **Operation**
- **Evaluation project**
- **Exploration programme**
- **Commercial hub**

1. Oyu Tolgoi, Mongolia - RT Share: 33.5% indirect interest through a 50.8% interest in Turquoise Hill Resources Ltd. Rio Tinto's indirect ownership for the Hugo North Extension is 29.91%.
2. Through a joint venture with Freeport, Rio Tinto is entitled to a 40% share of production from Grasberg above an agreed threshold. However on 28 September Rio Tinto signed a binding agreement for the sale of Rio Tinto's entire interest in Grabserg to Inalum for $3.5 billion. The transaction is inter-conditional on a separate transaction between Inalum and Freeport McMoRan Inc. and both are subject to a number of conditions precedent being satisfied, including the receipt of regulatory approvals. Subject to these conditions being met, completion of both transactions is expected to occur in the first half of 2019.

RioTinto

©2018, Rio Tinto, All Rights Reserved

©2018, Rio Tinto, All Rights Reserved Rio Tinto well placed to benefit from copper’s attractive long-term fundamentals Market remains finely balanced despite healthy mine performance since 2Q17, underscoring solid demand Rio Tinto copper growth to be delivered into a period that requires development of higher-cost projects Current year demand above trend growth (2.8% YoY) on outperforming Chinese end-use and OECD prolonged industrial production cycle Further demand growth expected in China and other emerging markets to drive consumption expansion. Consumer goods and new uses to provide upside: electric vehicles and associated infrastructure renewable energy battery storage systems IT infrastructure (data centres) Copper supply/demand (million tonnes) Deficit Surplus 3Mt 8Mt Source: Wood Mackenzie Q2 2018. Rio Tinto. Includes Wood Mackenzie estimates of production from Oyu Tolgoi underground.

©2018, Rio Tinto, All Rights Reserved The future for copper: grade decline / expensive projects Source: CRU, Wood Mackenzie, company data 1. Based on current trend attributed to depletion of existing reserve base. Required growth1: 1.6Mt of annual production will be lost as mines close between now and 2023. Committed projects are expected to deliver an additional 1.5Mt of supply by 2023. Uncommitted projects will need to deliver a further 1.7Mt of copper by 2023 to fill the supply gap. Avg copper mine ore grades by processing route, % Cu in ore The best deposits have been developed and mined: New projects usually lower grade than the old mines they replace. Orebody characteristics changing: declining grades observed as mature operations mine deeper. SxEw (solvent extraction / electro-refining) operations close: Exploitation of oxide deposits in 90s/00s boosted grades, but these deposits are exhausted, grades declining

Performance: productivity roadmap Best Practice Partnering with Suppliers Data & Technology Automation Effective equipment utilisation and maintenance optimisation Ore grade distribution Payload optimisation Mining Increase concentrator throughput Improved feed characterisation Mine planning optimisation Light-weighting of truck beds Planning and schedule Shorter haul times Integrated operations Tolling of concentrate for value Maintenance tactics and centralisation of maintenance Increase mining rates Increase metal recovery Processing Resources

9

Strong growth and expansion pipeline

	Supply surplus: 2018	2020	Supply deficit: 2021	2025-2030
Kennecott	South push back underpins margin and volume increase		Additional pushback and underground options study	
Oyu Tolgoi	HNL1 development to first production		Substantial increase in copper production	
Escondida	EWSE	~1.2 Mtpa average production capacity[1]		
Resolution	Project permitting and continued studies			Potential project execution
Exploration	Sustained and committed global programme with an emphasis on the Americas			

1.Source: BHP Copper Briefing and Chilean site tour - http://www.bhpbilliton.com/investors/reports/copper-briefing-and-chilean-site-tour, released by BHP on 1 December 2015

©2018, Rio Tinto, All Rights Reserved

©2018, Rio Tinto, All Rights Reserved Kennecott: mine life extension on-track Focus on improving productivity and optimising performance Accounts for almost 11% of the US annual copper production Studies on track to extend the life of mine beyond 2030 Return to higher grades expected from 20211 1. Based on the actual production schedule. Not attributable to expansion or uncommitted projects.

Mining South Pushback optimisation South Pushback Slice 2 PFS Drainage Gallery Ore FS Concentrator improvements Molybdenum plant optimisation Pyrite deportment to improve concentrate quality South Pushback throughput readiness Smelter and refinery Modernisation programme Third party concentrate strategy Functional / other Procurement value delivery Sales & Marketing Kennecott: growth and productivity across the value stream

12

Oyu Tolgoi: a leading Tier 1 copper project



One of the **world's highest quality copper developments**

Average underground **grades of 1.66%Cu and 0.35g/t Au**[1]

$5.3 billion development capex projected

Underground project on budget and schedule

First drawbell production expected mid 2020

Productivity improvement across project and operations

More than 90% workforce Mongolian nationals

Excellent safety performance

1. Hugo Dummett North and Hugo Dummett North Extension. Probable Ore Reserves for Hugo Dummett North and Hugo Dummett North Extension (499 Mt at 1.66% Cu, 0.35g/t Au) were released to the market in the 2017 Rio Tinto Annual Report on 2 March 2018. The Competent Persons responsible for reporting of those Ore Reserves was J Dudley (AusIMM). Rio Tinto is not aware of any new infomation or data that materially affects the above ore reserve or mineral resource estimates as reported in the 2017 Annual Report, and confirms that all material assumptions and technical parameters underpinning these estimates continue to apply and have not materially changed. The form and context in which each Competent Person's findings are presented have not been materially modified.

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©2018, Rio Tinto, All Rights Reserved

Oyu Tolgoi: growth and productivity across the value stream Maximize open pit productivity to bring forward head grade prior to commencing UG: Mine plan optimisation Mine truck and shovel productivity improvement UG Project on time to deliver mid 2020: UG innovation programme UG mine and open pit scheduled to deliver on average 560kt of Cu per year between 2025 and 20301 Continuing negotiations for long-term in-country power solution 1. The production target for Oyu Tolgoi shown on this slide is the average production 2025-2030, including open pit production. This production target was disclosed in a release to the market on 6 May 2016 (“Rio Tinto approves development of Oyu Tolgoi underground mine”). All material assumptions underpinning these production targets continue to apply and have not materially changed ©2018, Rio Tinto, All Rights Reserved

Grasberg: in transition * The transaction and the Inalum/FCX transaction (which are inter-conditional) are each subject to a number of conditions precedent being satisfied, including the receipt of regulatory approvals. Rio Tinto has signed a binding agreement to sell its entire interest in the Grasberg mine to PT Indonesia Asahan Aluminium (Persero) (Inalum), Indonesia’s state mining company, for $3.5 billion Completion expected in first half of 2019* ©2018, Rio Tinto, All Rights Reserved

Strong cash flow underpins dividends No significant capex is required in the short term 2018 production increase supported by three concentrators Processing capacity exceed 153.7 Mt per annum2 Sustainable water strategy – transition to full desal by 20303 4 Partnership approach strengthens the business Resource base offers significant long-term optionality Escondida: strong partnership with long-term optionality 271kt1 Total 2017 Attributable Cu production (RT share) 1. Source: Rio Tinto Annual Report 2017 (pg 226) 2. Refers to nominal milling capacity. Source: BHP Annual Report 2017 (pg 239) 3. Source: Case studies “Reducing reliance on groundwater at Escondida” https://www.bhp.com/community/case-studies/2018/08/reducing-reliance-on-groundwater-at-Escondida. 4. Transition could be earlier. It is subject to receive the water permit (Monturaqui) approval by 2020. If not, this transition will be during that year (2020) supported by EWSE project. ©2018, Rio Tinto, All Rights Reserved

©2018, Rio Tinto, All Rights Reserved Resolution: potential Tier 1 asset One of the largest undeveloped copper deposits in the world Large, high-grade resources (1.787bt @1.54 percent Cu1) Pre-feasibility study progressing – targeting 2022 completion Permitting on track Options for development acceleration are under review The Mineral Resource estimate for Resolution was reported in Rio Tinto’s 2017 Annual Report, released to the market on 2 March 2018. This resource estimate is reported on a 100% basis. The Competent Person responsible for that previous reporting was C Hehnke (AusIMM). Rio Tinto is not aware of any new information or data that materially affects the above ore reserve or mineral resource estimates as reported in the 2017 Annual Report, and confirms that all material assumptions and technical parameters underpinning these estimates continue to apply and have not materially changed. The form and context in which each Competent Person’s findings are presented have not been materially modified.

Future optionality for the Copper business Continued focus on copper exploration, primarily in the Americas ~60 per cent of Rio Tinto exploration spend is focussed on copper 16 copper exploration programmes New technologies and innovation Source: Rio Tinto second quarter operations review

©2018, Rio Tinto, All Rights Reserved Core strengths Building a sector-leading copper portfolio Simplified and focussed portfolio High quality Reserve & Resource base Technical synergies with diamonds Mine to market approach is delivering Productivity gains at Kennecott and OT Continued focus on cost efficiency Integrated commercial hubs Projects at OT and Kennecott on-track Production increase at Escondida Growth to market optimally timed Resolution progressing Integrated leadership model Long history of successful partnerships Some of the most productive operations at Rio Tinto with potential for further improvement Deep project study and execution expertise Block-caving know-how Portfolio Performance Growth

Appendix slides

Mine output steady, inventories shrinking Disruptions to mine output have been below average so far in 2018. Labour negotiations at mine sites have been resolved without industrial action, 80% of planned contract renewals now settled. Disruption rates and causes (% mine supply) Source: Bloomberg, CRU, Wood Mackenzie China’s copper inventory Inventories across China’s supply chain are at / below average levels China’s demand growth is normalising as anticipated, although some sectors continue to exceed expectations (air con, property)

Copper price: trade tensions drive sell-off Copper vs CNY: both weakening on growth concerns Concerns over trade tensions between China and the US drove the 2018 mid-year selloff in copper prices The first tranche of US tariffs on $50bn of Chinese imports will have little impact on copper demand. China’s 10-25% tariffs on US copper product exports will not affect global supply, but will disrupt trade flows, especially in scrap Robust mine operation performance in 2018 is likely a factor behind copper’s underperformance vs rest of metals complex Source: Bloomberg

22

China's waste import ban disrupting global trade flows


China scrap monthly imports (kt gross weight)
400
300
200
100
0
30%
10%
-10%
-30%
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Others
Hongkong
EU 28
US
JKT
Other Asian countries
Total imports cu content 3mma YoY (RHS)


Annual scrap imports cu content (kt cu)
1,500
1,250
1,000
750
500
250
0
80%
60%
40%
20%
0%
2017
2018 before tariff placed on US
2018 after tariff placed on US
2019 after full import ban and US tariff
Imports from other countries
Imports from US
Averaged cu content (RHS)

- From mid-2017, Chinese authorities began restricting imports of low-quality copper scrap ahead of a full ban in 2019.
- On Aug 23, China placed a 25% tariff on copper scrap imports from the USA (~20% of total imports).
- In 2018 China's copper scrap imports are forecast to drop ~75% by volume, but just ~5% by copper content as higher quality scrap is drawn in.
- Imports of other copper products are increasing to make up for lost copper units from foreign scrap (cathode, concentrate, blister).

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Copper & Diamonds H1 2018 highlights Free cash flow positive in H1 2018 (inclusive of dividends received from Escondida) despite a $225m increase in capex as activity ramped up at the Oyu Tolgoi Underground Project 2018 share of production guidance: 510-610kt for mined copper 225-265kt for refined copper 17-20 M carats of diamonds H1 2018 H1 2017 Change Mined copper prod’n (Rio share) - kt 296.1 208.9 +42% Refined copper prod’n (Rio share) - kt 117.9 77.1 +53% Diamonds production (Rio share) – k carats 9,241 8,487 +9% Underlying EBITDA US$m 1,360 771 +76% Underlying EBITDA margin 45% 40% Underlying earnings / (loss) US$m 450 (69) n/a Net cash generated from ops* US$m 838 649 +29% Capex – excluding equity accounted units - US$m (810) (585) +38% Free cash flow US$m 28 62 -55% * Net cash generated from operating activities excludes the operating cash flows of equity accounted units (Escondida) but includes dividends from the equity accounted units.

Copper & Diamonds: higher prices and volumes driving increased EBITDA ©2018, Rio Tinto, All Rights Reserved Underlying EBITDA H1 2017 vs H1 2018 $ million Copper & Diamonds underlying EBITDA of $1,360 million benefitted from stronger copper production and higher prices in H1 2018 Copper & Diamonds generated net cash from operating activities of $0.8 billion in H1 2018 and invested around $0.7 billion in development capital Absence of Escondida strike in H1 2018 resulted in a favourable one-off impact, partly offset by the non-recurrence of the Manefay slide insurance settlement To maximise use of available smelter capacity, Kennecott purchased and tolled 83.1 thousand tonnes of third party concentrate in H1 2018 At 30 June 2018, the Group had an estimated 264 million pounds of copper sales that were provisionally priced at 312 cents per pound. The final price of these sales will be determined during the second half of 2018. This compares with 250 million pounds of open shipments at 31 December 2017, provisionally priced at 304 cents per pound

South Pushback Provides a platform for growth and supports a decade of high-quality cash flow Phased development optimises life of mine plan and preserves optionality for future pushbacks Next Pushback Study Next Pushback study underway - options for future mine life extension Underground Options Underground opportunities aligned to open pit mine life including near term Drainage Gallery Ore Kennecott: growth options progressing 3D model of the South Pushback